SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Date: 10 August 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Telstra announces successful Euro bond issue

KAZ acquisition formally approved

Telstra Board announces appointment of Chairman

Australia’s first 3G network sharing to expand and accelerate customer access to world leading mobile services

9 July, 2004	218/2004

Telstra announces successful euro bond issue

Telstra today announced the successful completion of a Euro 500 million ($A850 million) 10 year fixed-rate bond issue.

The bond issue was more than two times over-subscribed and follows the recent well received road show led by Telstra’s Chief Financial Officer, Mr John Stanhope and Telstra’s Corporate Treasurer, Mr Cliff Davis in London, Paris and Frankfurt.

“This transaction marks Telstra’s return to the capital markets after an absence of nearly two years and follows the recent announcement of our medium term capital management program,” Mr Stanhope said.

Mr Stanhope said that the EUR currency market continued to provide Telstra with quick access to efficiently priced long-term funding and that the company had achieved its pricing and maturity targets.

The bond achieved a wide distribution throughout Europe being placed with over 90 quality investors.

The pricing of the fixed-rate issue was equivalent to 45 basis points over the Euro 10-year mid-swaps rate and was at the tight end of the pricing range reflecting the strong investor interest, and provides Telstra with an attractive all up cost of funds after swapping to AUD.

Mr Stanhope said: “This borrowing has now provided a clear and sound reference price for future long term borrowings by Telstra. In particular this paves the way for a subsequent domestic bond issue later this calendar year, and in fact during the road show we have seen Telstra’s margins contract in the domestic market.

“The borrowing has shown that the premium that the market has required from Telstra, following the capital management announcement on 21 June and subsequent re-rating to an A+/A1, is minimal and in the region of five or less basis points,” he said.

Issue proceeds will be mainly used for general working capital purposes and to refinance maturing debt.

The bond issue was led jointly by BNP Paribas, Deutsche Bank and JPMorgan.

Telstra’s long-term ratings are stable at A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch.

Telstra Media Contact
Kerrina Lawrence
Telstra Media Relations
Tel: (03) 9634 5611
Mobile: 0419 352 313

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

Friday 9 July 2004	219/2004

KAZ acquisition formally approved

Telstra’s offer to acquire 100 per cent of the shares of Australian ICT services and Business Process Outsourcing (BPO) company KAZ Group Limited for $333 million has been formally approved.

The acquisition will be completed on 19 July 2004 following today’s Federal Court approval of the Scheme of Arrangement and the approval of KAZ shareholders and option holders earlier this week. KAZ shareholders will receive 40 cents per share.

Telstra Services Solutions Managing Director, Mr Mike Foster, said Telstra was pleased with the strong support the acquisition offer had received from KAZ staff, customers and shareholders.

“We are very excited to gain the necessary approvals to acquire KAZ and look forward to completing the acquisition later this month,” Mr Foster said.

“While KAZ will continue to be operated as a separate business entity, the acquisition will make available a broader range of ICT and BPO solutions to our business and government customers alongside Telstra’s traditional telco services.

“The combination of KAZ and Telstra’s current Services Solutions business will create a profitable business unit with initial revenues approaching $1 billion per year.”

Telstra Media Contact:
Warwick Ponder
02 9298 4619
0409 369 711

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

20 July 2004	Office of the Company Secretary

The Manager

Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Telstra Board announces appointment of Chairman

The Telstra Board today appointed Mr Donald McGauchie AO as Chairman of the Board.

Mr McGauchie has been a director of Telstra since 1998 and Chairman of the Telstra CountryWide Advisory Board since 2000.

Mr McGauchie is also Chairman of the Rural Finance Corporation of Victoria and Deputy Chairman of Ridley Corporation Ltd and a director of the Reserve Bank of Australia, National Foods Limited, James Hardie Industries NV and Nufarm Limited. Mr McGauchie was Chairman of Woolstock Australia Limited from 1999-2002 and President of the National Farmers Federation from 1994-1998.

The Board thanked Mr John Ralph AC for his service as interim Chairman since April 2004. Mr Ralph will resume his role as Deputy Chairman.

Attached is a copy of a media release relating to Mr McGauchie’s appointment.

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited
ACN 051 775 556
ABN 33 051 775 556

20 July, 2004	232/2003

Donald McGauchie elected Telstra Chairman

The Board of Telstra Corporation Limited today announced that Mr Donald McGauchie AO has been elected Chairman of the Company with immediate effect.

Mr McGauchie’s election by the Board of the Company follows a 3-month search process involving the executive search firm Spencer Stuart, with consideration of internal and external candidates for the position.

The Company’s majority shareholder, the Commonwealth Government was consulted on the decision and raised no objections.

Mr John Ralph AC has stepped down from his role as interim Chairman. The Board thanked Mr Ralph for his contribution, in particular, for his role in chairing the selection process for the new Chairman.

Mr McGauchie has been a non-executive Director of the company since 1998 and Chairman of the Advisory Board of Telstra Country Wide since 2000.

Mr McGauchie’s extensive knowledge of the core operation of the Company will enable a rapid and smooth transition. The Board is delighted that Mr McGauchie has assumed this role and is united in its support of his Chairmanship.

Mr McGauchie holds a number of other non-executive Directorships and will reduce these to ensure that he is able to dedicate sufficient time to this position.

Mr McGauchie said: “I look forward to working with the Board and the CEO Ziggy Switkowski to implement the strategic direction outlined in the Board’s recent capital management statement.

“Telstra has reached an important phase in its development – our great challenge now is to deliver shareholder value,” he said.

Telstra Media Contact:
Michael Grealy
Telstra Corporate Relations
Tel: 0419 217 343

Editors note:
High resolution image of Mr McGauchie is available for download from
http://www.telstra.com.au/communications/corp/executives.cfm

...1/2

Telstra Corporation Limited

Biography

Donald McGauchie AO
Chairman, Telstra Corporation Limited
Age 54

Donald McGauchie is a Director of Telstra and has been Chairman of the Advisory Board of Telstra Country Wide since 2000. He is Chairman of the Remuneration Committee of the Board.

Mr McGauchie is a member of the Board of the Reserve Bank of Australia and is Chairman of the Rural Finance Corporation, a Victorian statutory corporation.

His other non-executive Directorships include Deputy Chairman of Ridley Corporation Limited since November 1999, Director of National Foods Limited since November 2000, Director of James Hardie Industries NV since August 2003 and Director of Nufarm Limited since December 2003.

Mr McGauchie is a partner in his family’s farming operation in northern Victoria and has been extensively involved in agriculture trade, policy and market reform.

He was President of the National Farmers Federation from 1994 to 1998 and has served on the Prime Minister’s Supermarket to Asia Council, the Foreign Affairs Council and the Trade Policy Advisory Council.

Mr McGauchie’s previous experience includes Chairmanship of Woolstock Australia Limited and Director of GrainCorp Limited.

In 2004, Mr McGauchie was made an Officer of the Order of Australia. He received the RaboBank Agribusiness Leader of the Year Award in 2000 and a Centenary Medal for services to Australian Business and Agriculture in 2001.

Telstra’s national media inquiry line is 13 1639 and Telstra’s Media Centre is located at:
www.telstra.com.au/communications/media

2/2

4 August 2004

Australia’s first 3G network sharing to expand and accelerate customer access to world leading mobile services

Australians can look forward to greater competition and choice in third generation [3G] mobile services in 2005 under a new network sharing agreement struck between Telstra and Hutchison 3G Australia, a subsidiary of Hutchison Telecommunications (Australia) Ltd.

Telstra CEO, Dr Ziggy Switkowski, and Hutchison CEO, Mr Kevin Russell, today announced the signing of a Heads of Agreement to establish a 50/50 enterprise to jointly own and operate H3GA’s existing 3G radio access network and fund future network development.

Under the agreement, the H3GA radio access network will become the core asset of the joint enterprise. In return for the 50 per cent ownership of the asset, Telstra will pay Hutchison $450 million, under a fixed payment schedule, in four instalments, starting November 2004.

The joint enterprise will open opportunities for new revenues for Telstra and H3GA, stimulate growth in 3G service uptake and provide significant savings in 3G network construction capital expenditure and operating expenses such as site rental and maintenance.

Telstra will launch its 3G services to customers in 2005, utilising the entire H3GA network footprint of more than 2000 base stations covering Sydney, Melbourne, Brisbane, Adelaide and Perth.

Telstra and Hutchison expect to significantly increase the size of the network over the next three years, expanding into Canberra and other regional centres.

The joint enterprise unites two highly experienced companies, which will use their combined skills to develop and invest in leading technology to benefit customers.

The parties have agreed to maintain a world-best network and to adopt technological innovations as they occur to ensure the network remains at the cutting edge of 3G capability, allowing Australians to continue to enjoy the very best of global mobile services as they are being introduced.

This innovative initiative will deliver new competition in the mobiles market and expansion of the 3G footprint more quickly than would otherwise have been practical.

Telstra and Hutchison will each continue to own separate core networks, application and service platforms, and will conduct their retail 3G businesses independently and in competition with each other.

Decisions on network development will be made and funded jointly. The joint enterprise will utilise the existing spectrum holdings of both partners and will operate until the expiry of those spectrum licences in 2017 or later.

Telstra CEO, Dr Ziggy Switkowski, said the agreement supported Telstra’s consistent view about the future appeal of 3G services and the Company’s considered approach to the nature and timing of a sensible entry strategy into this market, adding that this announcement had no impact on Telstra’s capital management program as announced on 21st June 2004.

“Today’s announcement reveals Telstra’s strategy for the 3G business, and reinforces our belief in the future of wireless services and communications,” he said.

“In light of announcements by Singtel/Optus and Vodafone that they intend to build their own 3G networks, this agreement recognises that the interests of the industry and the nation are best addressed through this type of infrastructure sharing arrangement.”

Group Managing Director Telstra Wholesale, Telstra Broadband and Media, Mr Bruce Akhurst, responsible for negotiating this outcome on Telstra’s behalf, said today: “This is a commitment to innovation and growth that strengthens competition where competition is most important — in consumer services.”

“This new approach will ensure our customers enjoy world class 3G mobile services, despite the relatively small size of our market,” he said.

Mr Russell said the agreement was an emphatic endorsement of the long-term future of 3G, with significant benefits in profitability and shareholder value.

“It makes compelling commercial sense for both organisations,” Mr Russell said.

“This agreement with Australia’s biggest mobile network operator validates the quality and cost of the 3G network infrastructure built by 3. It ensures that 3 customers will continue to be served by the best 3G network in Australia, in terms of depth and breadth of coverage, quality of service and leading edge capabilities.

“This network sharing provides a long-term infrastructure platform from which 3 can continue its market leadership in the delivery of new mobile products and services.”

Under these arrangements, both companies will offer a range of competing products and services to customers including:

•	Innovative multimedia content in news, sport, information and entertainment

•	Advanced multimedia messaging,

•	High speed music and video streaming

•	Video calling with multiple parties

•	Location based services, providing maps and directories

•	Advanced business applications and messaging solutions

In 2005, both Telstra and Hutchison will offer customers the next wave of 3G handsets with features that include high-quality colour screens, digital camera and video capabilities and increased memory capacity.

The parties have discussed the agreement with the ACCC and sought informal clearance.

Media Contacts:
Telstra — Michael Grealy
Tel: 02 9206 0106
Mbl: 0419 217 343

Hutchison 3G Australia — Judy Goldman
Tel: 02 9964 4831

# 3G Infrastructure Sharing with Hutchison 3G Australia

# Telstra's 3G evolution path

Telstra Strategic Positic
Active rollout
Retaining opti
Not currently pursuing
2G
2.5G
3G
SM
DMA
road-
and IP
vireless
GSM
9Kbps
5-35Km
CDMA
14Kbps
9-60Km
25Kbps
5-35Km
GPRS
1xRTT
80Kbps
9-50Km
EDGE
100Kbps
2-10 Km
WCDMA
250Kbps
2-10Km
HSDPA
3Mbps
Sharing
CDMA 2000
1x EV
-DV
1x EV
-DO
300-600 Kbps
9-30Km
National rollout
Flarion
1.5Mbps
3-8Km
WiMax
Trial

# Infrastructure Venture with Hutchison 3G Australia

- Signed Heads of Agreement with Hutchison to share 3G Infrastructure
- Hutchison and Telstra to provide separately branded 3G services
- consumers benefit from improved 3G coverage and increased 3G competition
- the introduction of 3G services by Telstra will lead to increased 3G penetration
- more efficient use of capital by investment in complementary networks rather than duplication
- Telstra to access handsets through Hutchison Whampoa's global handset sourcing arrangements
  - Handsets to be supplied without 3 Branding and loaded with Telstra's differing requirements (eg I-mode)

Timing is subject to:

- Agreement is subject to ACCC informal clearance
- Signing of long form agreements - expected November 2004

**Responsible 3G investment to provide services to consumers**

# Venture Structure

Hutchison Whampoa
58%
Hutchison Telecommunications Australia Limited
80%
Telstra Corporation Limited
100%
Tsub
50%
Network Venture
50%
H3GA
Nominee Company
50% beneficial interest in H3GA RAN assets
$450m paid in 4 installments over 3 years

**Strategic alliance for technology evolution**

# NetV Ongoing Cash Flows

Revenue from NetV
wholesale arrangements
50% OPEX,
Spectrum & CAPEX
requirements
NetV
50% OPEX,
spectrum & CAPEX
requirements
Telstra
50% NetVprofits
and Telstra service
charges
50% NetV profits
H3GA

**Strategic alliance for technology evolution**

# Financial Impact on Telstra

- Initial outlay of AUD$450m plus $114 million for the Core network over three years.
- No impact on Telstra's capital management programme announced on 21 June 2004
- 3G spend is additional to the AUD$3 billion per annum domestic capital expenditure guidance
- WCDMA spend easily accommodated within Telstra's target financial parameters of:
  - Net debt to net debt and equity: 45% to 55%
  - Debt servicing: 1.3x to 1.7x
  - Interest coverage >8x
- NetV will be equity accounted

**A compelling model for 3G evolution**

# Outlook for the Mobiles Market

- The Australian mobiles market will continue to gather competitive momentum
- Provision of superior coverage, excellent content and great service over appealing devices is key
- Timely evolution into 3G is mandatory to retaining and attracting customers while defending revenue
- Sharing arrangement with Hutchison offers cost effective entry into the 3G sphere
- Detail of consumer offerings to be provided closer to launch in 2005

**Telstra is well positioned for the future**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

/s/ Douglas Gration

Name:	Douglas Gration
Title:	Company Secretary
Date: 10 August 2004